Filed by On Deck Capital, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: On Deck Capital, Inc.
Commission File No.: 001-36779

QUESTION	ANSWER
Customer Service and Sales Representatives
1. Customer facing response to start all inbound.
We recognize this might come as a surprise. As we’ve been working through these extraordinary times, we have continually looked to make changes where necessary to ensure that we’re in the best position to continue to provide you with the excellent customer service you deserve.
We believe this combination is the right decision for our business and, more importantly, for our customers. We will continue to be here for you and your business. Your loan [or line of credit] with us will not change as a result of the transaction. Our relationship will not change as a result of this announcement, you can still reach out to us with any questions, anytime. We will be working to ensure all our customers experience a seamless transition to our new parent company. We truly appreciate your business and believe this change will enable us to provide you better service and support for your business well into the future.

2. Who is Enova?
Enova is a leading provider of online financial services to underserved consumers and small businesses, providing access to credit powered by its advanced analytics, innovative technology, and world-class online platform and services. Enova has assisted almost 7 million customers around the globe access more than $20 billion in loans and financing. The company has a portfolio of trusted brands (CashNetUSA®, NetCredit®, Simplic®, Headway Capital® and The Business Backer®) serving consumers and small businesses and offers online lending platform services to lenders. You can learn more about the company at https://www.enova.com/.

3. Why are OnDeck and Enova combining?
The combined business shares a unified focus and mission – serve the under and unserved consumer and small business markets. By joining Enova, OnDeck will be able to further its core mission to provide small businesses with industry leading customer service and access to transparent capital. Together, Enova will have an industry leading and stronger digital product offering. Digital products are more important and beneficial than ever. Even prior to this unprecedented health emergency, small businesses were turning in greater numbers to digital financial services.

4. What will happen to the OnDeck’s brand?
Both OnDeck and Enova will retain their names for the time being. At closing, Enova will add the OnDeck brand, products, and services to its existing portfolio of brands to create a combined company with expanded product offerings in consumer and small business markets that are otherwise underserved or overlooked.

5. What does this mean for customers?
Delivering on our commitment to small businesses is our priority, so you won’t have to do a thing. We will be spending the coming months planning to seamlessly combine the businesses, and until that point, it will be business as usual with no changes to how we work or interact with you. At the closing of the transaction, OnDeck’s brand, products, and services will become part of the Enova brand. The transition for you and your business will be seamless.

6. Will I still contact OnDeck about my loan?
Yes. We will continue to be here for you and your business. Your loan [or line of credit] with us will not change. Our relationship will not change. You can still reach out to us with any questions, anytime. A continued commitment to our customers remains our top priority and the transition for you and your business, at the closing of the transaction, will be seamless.

7. What happens to my loan?
You will not see any impact as a result of this change. Your loan will continue uninterrupted at OnDeck. While we plan over the next several months to seamlessly combine our businesses, it will be business as usual. You can still reach out to us with any questions, anytime. And, when this combination is complete, OnDeck will be a brand within Enova, making the transition for you and your business seamless.

8. What difference will this make for services?
OnDeck remains focused on providing industry leading customer service and access to transparent capital. When the transaction is completed, we believe the combined business will further improve the dedicated and highly personalized relationship you have with us today.

9. What difference will this make for products?
Enova will add the OnDeck brand, products and services to its existing portfolio of brands to create a combined company with significant scale and expanded product offerings. By joining forces, we’ll be able to provide a broader array of small business products to both our existing and new customers. The complementary expertise of Enova and OnDeck will enable improved speed, user experience, customer service, and terms of products for a broader array of customer. And, we’re building a stronger “branchless” product footprint, which will improve the delivery of new products and services to meet the changing needs of small businesses.

10. I saw that Enova doesn’t offer loans in my state, does this mean I can no longer work with OnDeck?
No. OnDeck will continue business as usual as we work on plans to combine the companies over the coming months. That means it is business as usual and OnDeck will continue to offer the same products and services you have come to know and rely on. In that time, we will be evaluating the best possible solutions to ensure our products continue to serve our core mission of providing accessible and transparent capital to as many small businesses as possible.

11. Is OnDeck now offering consumer products?
No, but once the transaction is complete, OnDeck will be a brand within Enova’s portfolio of brands that do offer consumer products. OnDeck’s focus and expertise will remain with small business lending. Enova’s strong funding profile will assist OnDeck to grow and more efficiently serve small business customers.

12. What difference will this make for the application process?
It is business as usual. Your account will continue to be managed online and your personal loan advisor will remain ready to assist you and answer any questions you may have. Once we’re combined, everything will still be online, fast, transparent, and tailored to your business needs. We’ll be in a better position to offer you additional products and services, while remaining focused on the customer service you have come to know and expect.

13. Will there be any differences now in qualifications?
We are always evaluating the best possible solutions to provide our existing and new customers with the best range of products and services possible. Our mission and commitment remain the same – to provide underserved communities with innovative, accessible, and transparent capital.

14. How will this impact my business or personal credit reporting?	You will not see any impact as a result of this announcement. Your loan will remain, uninterrupted, with OnDeck. It is business as usual.
15. Will instant funding still be available for my LOC?
Yes. It is business as usual, at this time. Your loan will remain with OnDeck uninterrupted. Once this combination is complete, OnDeck’s brand, product and services will become a brand of Enova – we expect this transition to be seamless for you and your business.

16. Will my portal experience change when I log in to see my loan information?
No. Our continued priority is you and your business. As we work on plans to combine our companies, it will be business as usual. Your account will continue to be managed online and your personal loan advisor will remain ready to assist you and answer any questions you may have. Once we’re combined, everything will still be online, fast, transparent, and tailored to your business needs.

17. If I contact Enova will they be able to assist me with my OnDeck loan?
No. Until the transaction is completed, OnDeck and Enova will continue to operate as two separate, independent companies and it’s business as usual. Your loan will continue uninterrupted at OnDeck, and we’re still here for you. Our relationship will not change. You can still reach out to us for anything, anytime.

18. Will I be receiving marketing material from Enova now?	No. While Enova and OnDeck do have complementary product offerings, OnDeck’s focus will remain on small business lending.
19. If I have received COVID-19 assistance with my loan payments, will that still be honored?
While we work on plans in the coming months to combine our companies, it will be business as usual. Your loan will remain with OnDeck, unchanged, including with respect to assistance you might currently be receiving. Our relationship will not change. You can still reach out to us for anything, anytime. Once it’s time to combine our businesses, we’ll work to make the transition seamless for you and your business.

20. Can I back out of my loan, if I don’t want to be associated with Enova?
No. Your current loan agreement remains in place and your obligations (and ours) under that agreement also remain unchanged. Your loan will remain, uninterrupted, with OnDeck. While we plan over the next several months to combine our businesses, it will be business as usual. You can still reach out to us with any questions, anytime.

21. Will all new loan applications be declined?
No – our doors remain open. Our continued priority is providing financing to small businesses. As we work on plans to combine our companies, it will be business as usual. In the months to come, we’ll be working to examine if our qualifications once under the Enova brand will change to provide great access and service to small businesses.

22. Can I still make LOC draws?
Yes, [assuming your line isn’t currently on draw hold]. You will not see any impact as a result of this announcement. Your loan will continue uninterrupted at OnDeck. While we plan over the next several months to combine our businesses, it will be business as usual. You can still reach out to us with any questions, anytime. Once it’s time to combine our businesses, we’ll work to make the transition seamless for you and your business.

23. Is the monthly fee on my LOC going to change?	No. You will not see any impact as a result of this announcement. While we work on plans over the next several months to combine our companies, it will be business as usual.
24. Will OnDeck be compensating me for this inconvenience/ unwanted change?
We know this may be a surprise, though you will not see any impact as a result of this announcement. Your loan will continue with the same terms at OnDeck. We will still be here for you. Our relationship will not change. You can still reach out to us for anything, anytime. When we combine the companies, OnDeck’s brand, products, and services will become part of the Enova brand. We are working to ensure the transition for you and your business will be seamless, and we will be updating you as we can.

Forward Looking Statements
This communication contains “forward-looking statements” regarding On Deck Capital, Inc. (“OnDeck”), Enova International, Inc. (“Enova”) or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of OnDeck, are made in reliance on the “safe harbor” provisions within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, those related to the combined company’s expected scale and offerings, ability to drive innovation and serve small businesses and consumers, create significant shareholder value opportunities, leverage complementary strengths, access capital, and accelerate growth. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of OnDeck or Enova to terminate the merger agreement; the ability to obtain regulatory approvals and/or meet other closing conditions to the proposed merger on a timely basis or at all; the ability to obtain approval by OnDeck stockholders; difficulties and delays in integrating OnDeck’s and Enova’s businesses; risks that the proposed merger disrupts OnDeck’s or Enova’s current plans and operations; failing to realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of OnDeck or Enova to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Enova common stock to be issued in connection with the proposed merger; the outcome of any legal proceedings that may be instituted against OnDeck, Enova or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in laws and regulations or the interpretation or enforcement thereof; changes in rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond OnDeck’s and Enova’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts OnDeck’s and Enova’s businesses, operations and financial results, including (without limitation) the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or OnDeck’s and Enova’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on OnDeck’s and Enova’s businesses and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “targets”, “expects”, “allows”, “enables”, “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.
While forward-looking statements are OnDeck’s and Enova’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent OnDeck’s and Enova’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to (1) the cautionary statements and risk factors included in OnDeck’s filings with the SEC, including OnDeck’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, OnDeck’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2020 and any further disclosures OnDeck makes in Current Reports on Form 8-K. OnDeck’s SEC filings are available electronically on OnDeck’s investor website at investors.OnDeck.com or the SEC’s website at www.sec.gov and (2) the cautionary statements and risk factors included in Enova’s filings with the SEC, including Enova’s Annual Report on Form 10-K filed with the SEC on February 27, 2020, Enova’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2020 and any further disclosures Enova makes in Current Reports on Form 8-K. Enova’s SEC filings are available electronically on Enova’s investor website at ir.Enova.com or the SEC’s website at www.sec.gov.
OnDeck and Enova assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication. All subsequent written and oral forward-looking statements attributable to OnDeck, Enova or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It
In connection with the proposed merger, Enova will file with the SEC a registration statement on Form S-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of OnDeck / prospectus of Enova which, when finalized, will be sent to the stockholders of OnDeck seeking their approval of the respective merger-related proposals. STOCKHOLDERS OF ONDECK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ONDECK, ENOVA AND THE PROPOSED MERGER.
Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by OnDeck or Enova free of charge through the website maintained by the SEC at www.sec.gov, from OnDeck at its website investors.OnDeck.com, or from Enova at its website ir.Enova.com.
Participants in the Solicitation
OnDeck, Enova and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from OnDeck stockholders in respect of the proposed merger under the rules of the SEC. Information about OnDeck’s directors and executive officers is available in OnDeck’s proxy statement dated March 18, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of OnDeck securities by directors or executive officers of OnDeck have changed since the amounts contained in the definitive proxy statement for OnDeck’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from OnDeck by going to its investor relations page on its corporate website at investors.OnDeck.com. Information about Enova’s directors and executive officers and a description of their interests are set forth in Enova’s 2019 Annual Report, which may be obtained free of charge from Enova’s website, ir.Enova.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from OnDeck and Enova using the sources indicated above.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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